UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS LVB Acquisition Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 30,118,560
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 30,118,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,118,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Zimmer Biomet Holdings, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive offices of the Issuer are located at 345 East Main Street, Warsaw, Indiana, 46580.

Item 2. Identity and Background.

(a)-(b) This Schedule 13D is being filed on behalf of LVB Acquisition Holding, LLC, a Delaware limited liability company (the “Reporting Person”). The principal business address of the Reporting Person is 301 Commerce Street Suite 3300, Fort Worth, TX 76102.

Ninety-eight percent of the membership units of the Reporting Person (“Membership Units”) are held by certain funds affiliated with The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each such fund, a “Sponsor Fund” and collectively, the “Sponsor Funds”). Each of the Sponsor Funds has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by the Reporting Person.

(c) The principal business of the Reporting Person is to invest in, hold and dispose of, directly or indirectly, the securities of the Issuer, which securities were received in exchange for the securities of, LVB Acquisition, Inc. (“LVB”).

Membership Units of the Reporting Person are held by the Sponsor Funds as described below.

Funds affiliated with The Blackstone Group L.P. in the aggregate hold 1,308,419.15815 Membership Units.

The Goldman Sachs Group, Inc. beneficially owns 1,308,419.15815 Membership Units through certain affiliated funds.

KKR Biomet LLC beneficially owns 1,340,085.82482 Membership Units.

Funds affiliated with TPG Global, LLC in the aggregate hold 1,308,419.15815 Membership Units.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are listed on Schedule I hereto.

(d)-(e) During the last five years, none of the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or

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administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person’s place of organization is the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Agreement and Plan of Merger, dated as of April 24, 2014, among the Issuer, Owl Merger Sub, Inc. (“Merger Sub”), which is an indirect wholly owned subsidiary of the Issuer, and LVB, as amended from time to time (the “Merger Agreement”), the Issuer agreed to acquire LVB for a combination of cash and Common Stock. Prior to the Merger (as defined below), the Reporting Person owned approximately 97% of the issued and outstanding capital stock of LVB. Pursuant to the Merger Agreement, on June 24, 2015, Merger Sub merged with and into LVB, shares of LVB common stock were cancelled, and LVB continued as the surviving corporation and an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the closing of the Merger, after repaying all of LVB’s outstanding funded debt, the Issuer paid, as merger consideration, to holders of outstanding shares of LVB common stock and LVB equity-based awards an aggregate amount equal to approximately $10.35 billion in cash and approximately 32.7 million shares of Common Stock. Therefore, pursuant to the Merger Agreement, the Reporting Person received as merger consideration 30,118,560 shares of Common Stock (the “Shares”) and $4,791,504,838.88 cash in exchange for the 536,034,330 shares of common stock of LVB it held prior to the Merger.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person intends to dispose of the Shares over time, subject to, among other things, applicable legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Merger Agreement, the Issuer entered into the Stockholders Agreement, dated as of April 24, 2014, as amended by Amendment No. 1 on March 30, 2015, by and among the Issuer, the Reporting Person and the Sponsor Funds (the “Zimmer Stockholders Agreement”), which became effective at the closing of the Merger and which sets forth certain agreements, including with respect transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters. In addition, in connection with the closing of the Merger, the Sponsor Funds entered into a Coordination Agreement, dated as of June 24, 2015 (the “Coordination Agreement”), which memorializes agreements regarding certain matters, including the

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coordination of transfers of Shares received by the Reporting Person pursuant to the Merger and certain other matters.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Person, the Reporting Person and any of the persons listed in Schedule I hereto may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Person may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof). In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Person intends, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith, and may determine, pursuant to the Coordination Agreement or otherwise, to distribute some or all of the Shares to the Reporting Person’s members.

In addition, without limitation, subject to the terms of the Zimmer Stockholders Agreement, the Reporting Person may from time to time engage in discussions with management, the board of directors, and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Merger Michael Michelson and Jeffrey K. Rhodes have been designated by the Reporting Person pursuant to the Zimmer Stockholders Agreement to serve as directors on the Zimmer Board of Directors.

Other than as described herein and subject to the Zimmer Stockholders Agreement and Coordination Agreement, none of the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholder Agreement and Coordination Agreement, the Reporting

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Person or any of the persons listed on Schedule I hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, based on information provided by the Issuer.

Pursuant to Rule 13d-3 of the Act, as of the date hereof, the Reporting Person may be deemed to beneficially own 30,118,560 shares of Common Stock, which constitutes approximately 14.8% of the outstanding Common Stock.

The Reporting Person shares with the Sponsor Funds the power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Shares. The Reporting Person and the Sponsor Funds may each be deemed to be a member of a group exercising voting and investment control over the Shares held by the Reporting Person. However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Person and the Sponsor Funds are members of any such group. To the best knowledge of the Reporting Person, no person named in Schedule I hereto is the beneficial owner of any shares of Common Stock.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Person, nor to the best knowledge of the Reporting Person, without independent verification, any person named on Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) The Sponsor Funds may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares. To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

Zimmer Stockholders Agreement

The Zimmer Stockholders Agreement sets forth certain agreements regarding governance, representation of the Zimmer Board of Directors, transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.

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Pursuant to the Zimmer Stockholders Agreement, (i) effective upon the closing date of the Merger, the Zimmer Board of Directors caused the number of directors on the Zimmer Board of Directors to be increased by two and appointed Michael Michelson and Jeffrey K. Rhodes, two individuals selected by the Reporting Person, as directors and (ii) following the closing of the Merger, at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected to the Zimmer Board of Directors, the Issuer will nominate and use its reasonable best efforts to cause the Issuer’s stockholders to elect to the Zimmer Board of Directors a slate of directors that includes up to two individuals designated by the Reporting Person (or, in certain circumstances, its transferees), so long as the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates continues to represent a certain specified percentage of the Shares acquired by the Reporting Person in the Merger. Specifically, the Reporting Person (or, in certain circumstances, its transferees) will be entitled to designate two individuals for nomination to the Zimmer Board of Directors (and replacements for such individuals in the event of resignation or removal), so long as the number of shares of Common Stock beneficially owned by the Reporting Person (or, in certain circumstances, its transferees) continues to represent 60% or more of the Shares acquired by the Reporting Person at the closing of the Merger. So long as the number of Shares beneficially owned by the Reporting Person (or, in certain circumstances, its transferees) continues to represent 30% or more but less than 60% of the Shares acquired by the Reporting Person at the closing of the Merger, the Reporting Person (or, in certain circumstances, its transferees) will be entitled to designate one individual for nomination to the Zimmer Board of Directors. In the event that the number of Shares beneficially owned by the Reporting Person (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by the Reporting Person at the closing of the Merger, the Reporting Person (or, in certain circumstances, its transferees) will not be entitled to designate any individuals to the Zimmer Board of Directors pursuant to the Zimmer Stockholders Agreement. The rights of the Reporting Person (or, in certain circumstances, its transferees) to designate individual(s) for nomination to the Zimmer Board of Directors will also terminate if the Sponsor Funds, together with certain of their affiliates, cease to own a majority of the voting securities of the Reporting Person, subject to certain exceptions, and at such time, the individual(s) designated by the Reporting Person (or its transferees) are required to immediately resign from the Zimmer Board of Directors, unless otherwise consented to by a majority of the Zimmer Board of Directors (excluding such individuals).

The Zimmer Stockholders Agreement generally restricts any transfers of the Shares by the Reporting Person or any of the Sponsor Funds, subject to certain exceptions, which include certain sales pursuant to registration statements and certain sales pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), with limitations described therein. The Reporting Person and its permitted transferees will be entitled to (i) after three months following the closing of the Merger, piggyback registration rights and unlimited take-down rights to the extent there is an effective shelf registration statement and (ii) after six months following the closing of the Merger, demand registration rights up to four times per year in the event the Issuer does not have an effective shelf registration statement covering such sales, in each case, subject to certain limitations. The Reporting Person (or, in certain circumstances, its transferees) may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings.

The Zimmer Stockholders Agreement contains a standstill provision that is effective until the later of (i) the date on which the number of shares of Common Stock

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beneficially owned by the Reporting Person (or, in certain circumstances, its transferees) represents less than 30% of the Shares acquired by the Reporting Person as consideration in the Merger and (ii) one year after the date on which there are no individuals nominated by the Reporting Person (or, in certain circumstances, its transferees) sitting on the Zimmer Board of Directors and the Reporting Person (or, in certain circumstances, its transferees) no longer has any rights to designate any individuals for nomination to the Zimmer Board of Directors. The standstill provision does not survive the termination of the Zimmer Stockholders Agreement.

The Zimmer Stockholders Agreement will automatically terminate upon the earlier to occur of (i) the date that all Issuer directors nominated by the Reporting Person (or, in certain circumstances, its transferees) have resigned from the Zimmer Board of Directors and the Reporting Person (and, in certain circumstances, its transferees) has not designated a replacement and (ii) the date that the Reporting Person and its affiliates, in the aggregate, beneficially own shares of Common Stock with voting power that is less than 3% of the total number of votes that may be cast in the election of directors of the Issuer, and all such shares may be sold in a single transaction without limitation under Rule 144.

Coordination Agreement

The Coordination Agreement memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by the Reporting Person pursuant to the Merger and the selection of any designees to be nominated by the Reporting Person (or the Sponsor Funds) to the Zimmer Board of Directors.

Pursuant to the Coordination Agreement, until a distribution of the Shares by the Reporting Person to the Sponsor Funds, the Sponsor Funds are required to unanimously agree to any transfer of the Shares.

The Coordination Agreement provides that the Sponsor Funds will select any designees to be nominated by the Reporting Person or the Sponsor Funds to the Zimmer Board of Directors. The Sponsor Funds will make such designation by a vote of the majority of the Sponsors, in the case of a designation by the Reporting Person, and by a vote of the majority of the Shares, with each Sponsor Fund voting the portion of the Shares directly owned by such Sponsor Fund, in the case of a designation by the Sponsor Funds.

The Coordination Agreement will automatically terminate upon the date that the Sponsor Funds, in the aggregate, beneficially own or hold of record, directly or indirectly, less than 3% of the then outstanding shares of the Common Stock, so long as, as of such date, all of the then-remaining Shares owned by such Sponsor Funds may be sold in a single transaction without limitation under Rule 144. Any Sponsor Fund may withdraw from the Coordination Agreement when such Sponsor Fund, together with its affiliates, owns or holds of record, directly or indirectly, less than 1% of the Common Stock.

The Coordination Agreement does not relieve the Reporting Person or any of the Sponsor Funds from compliance with, or modify or limit the Reporting Person’s or any of the Sponsor Funds’ obligations under, the Zimmer Stockholders Agreement.

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References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.
1.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).
2. 3.

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

4.	Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

LVB Acquisition Holding, LLC By: /s/ Jeffrey K. Rhodes
Name:	Jeffrey K. Rhodes
Title:	Director

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SCHEDULE I

Jonathan J. Coslet has been a Director of the Reporting Person since September 2007 . Mr. Coslet has been a TPG Partner since 1993 and is currently the firm’s Chief Investment Officer and a member of the Executive, Management and Investment Committees. Mr. Coslet’s business address is c/o TPG Global, LLC is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Mr. Coslet is a citizen of the United States of America.

Adrian Jones has been a Director of the Reporting Person since September 2007. Mr. Jones has been a Managing Director of Goldman, Sachs & Co. since 2002 and has worked at Goldman, Sachs & Co. since 1994. Mr. Jones’s business address is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282. Mr. Jones is a dual citizen of the United States of America and Ireland.

Max C. Lin has been a Director and Co-President of the Reporting Person since November 2012. Mr. Lin is a Director in the health care industry team at Kohlberg Kravis Roberts & Co. L.P. and has worked at KKR since 2005. Mr. Lin’s business address is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Mr. Lin is a citizen of the United States of America.

Chinh E. Chu has been a Director and Co-President of the Reporting Person since September 2007. Mr. Chu is a senior managing director of The Blackstone Group, which he joined in 1990. Mr. Chu’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. Mr. Chu is a citizen of the United States of America.

Michael Michelson has been a Director of the Reporting Person since September 2007. Mr. Michelson has been a member of KKR Management LLC, the general partner of KKR & Co. L.P., since October 1, 2009. Previously, he was a member of the limited liability company, which served as the general partner of Kohlberg Kravis Roberts & Co. L.P. He has been employed by KKR since 1981. Mr. Michelson’s business address is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Mr. Michelson is a citizen of the United States of America.

Andrew Y. Rhee has been a Director of the Reporting Person since November 2012. Mr. Rhee is a Vice President in the Merchant Banking Division of Goldman, Sachs & Co., and has been with Goldman Sachs since 1998. Mr. Rhee’s business address is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282. Mr. Rhee is a citizen of the United States of America.

Jeffrey K. Rhodes has been a Director of the Reporting Person since November 2012 and Vice-President of the Reporting Person since September 2007. Mr. Rhodes is a TPG Partner and has been with TPG since 2005. Mr. Rhodes business address is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Mr. Rhodes is a citizen of the United States of America.

Timur Akazhanov has been a Director and Vice-President of the Reporting Person since February 2014. Mr. Akazhanov is an Associate in the Private Equity Group of The Blackstone Group and has been with Blackstone since 2013. Mr. Akazhanov’s business address is c/o The

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Blackstone Group, 345 Park Avenue, New York, NY 10154. Mr. Akazhanov is a citizen of Kazakhstan.

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